Exhibit 2

                               September 11, 2000

Mr. Stephen Onody
President and CEO
Colorado MEDtech, Inc.
6175 Longbow Drive
Boulder, Colorado

Dear Mr. Onody:

                     Based on our review of your business and operations we believe that combining HEI, Inc. (HEI) and Colorado MEDtech makes a tremendous amount of sense for our respective shareholders, organizations and customers.

                     For this reason, I am extremely pleased, on behalf of the HEI Board of Directors, to propose an exchange offer whereby a newly-formed subsidiary of HEI would offer to acquire all of the outstanding capital stock of Colorado MEDtech, and subsequently merge with Colorado MEDtech. Pursuant to the proposal, Colorado MEDtech shareholders would tender each of their shares for a number of shares of common stock of HEI having a value of $12.00, up to a maximum of an aggregate of 8.5 million HEI shares to be issued in the exchange offer and merger. Based on the stock price of Colorado MEDtech at the time of this letter, this would represent a 41% premium over Colorado MEDtech's current stock price.

                     This proposal is subject to certain conditions, including but not limited to redemption of Colorado MEDtech's "poison pill," satisfaction of a minimum tender condition and approval of this transaction by the Colorado MEDtech Board of Directors. The transaction would also be subject to receipt of the necessary approvals of HEI shareholders for the issuance of HEI shares in the exchange offer and merger, which we anticipate would be obtained in a timely manner. In this regard, I point out that I own or control over 30% of the HEI voting stock. The complete details of HEI's exchange offer will be set forth in a filing to be made with the Securities and Exchange Commission.

                     We anticipate offering key managers of Colorado MEDtech a significant continuing role in the operation and ownership of Colorado MEDtech's business and are prepared to negotiate with you regarding the same.

                     We believe that combining our companies represents an extraordinary opportunity for all of our shareholders. However, because we view the combination of our companies as important to HEI's business plans and the best means available for Colorado MEDtech's shareholders to maximize the value of their shares, we are committed to pursuing a transaction even in the absence of a negotiated agreement.

                     Your proposal to meet next Wednesday is appreciated; however, due to the obvious importance of our proposal to our respective companies and your shareholders, we believe an earlier meeting is more appropriate. Our exchange offer will be commenced at the earliest practicable date and we are prepared to meet with you anytime to pursue our discussions.


                     I look forward to hearing from you.



                                                    Very truly yours,

                                                    /s/ Anthony J. Fant

                                                    Anthony J. Fant
                                                    Chief Executive Officer

cc:  The Board of Directors,
     Colorado MEDtech, Inc.
















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